Exhibit 22

SUBSIDIARY GUARANTORS

As of February 25, 2021, the following subsidiary of Tennant Company, a Delaware corporation, has fully and unconditionally guaranteed each of the debt securities listed below on an unsecured, joint and several basis.

Subsidiary Guarantors

Tennant Sales and Service Company

Debt Securities Guaranteed by each of the Subsidiary Guarantors

5.625% Senior Notes due 2025